Mail Stop 6010								May 23, 2005

David Gao
Beijing Med-Pharm Corporation
1180 Main Street
Coventry, CT 06238

Re:	Beijing Med-Pharm Corporation
	Registration Statement on Form S-1
      Amended May 13, 2005
	File Number 333-121957

Dear Mr. Gao:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.   Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The fixed nature of some of our contracts could hurt our operating results, page 15
1. Please revise to indicate the percentage of your revenue generated from contracts that are at fixed prices.

Selected and Summary Financial Data, pages 7 and 22

2. We note your response to our comment number 10. Unless the selected and summary financial data has been audited and a report included as required by AU Section 552, please delete the "unaudited" and "audited" reference from the Selected and Summary Financial
Data
table column headings.

3. We note your response to our comment 11. It would appear that the financial statements for which you derived all the information in the table are the "Company`s" given the basis of presentation in the financial statements. Reference to BMP China and BMPC would not appear necessary and would be inconsistent with the presentation in the financial statements and other disclosures elsewhere in the filing such as MD&A.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Significant Judgments and
Estimates

Revenue Recognition, page 27

4. We noted your revised disclosure as a result of our comment number
13. Based on your revised disclosure, it appears that the Company is unable to estimate volume rebates and discounts. Please tell us, and revise your disclosure, here and in the notes to the financial statements to state why the delivery is the most appropriate time to recognize revenue. Cite any authoritative accounting literature used. Additionally, please tell us how the Company is able to determine when discount and rebate levels have been achieved.

Wanwei Product Portfolio, page 39
5. We note our prior Comment 18 in which we asked you to state for whom Wanwei distributes the products listed, and the terms of the agreements with those parties. Please state what percentage of your revenue was derived from products sold in connection with each of the respective contractual relationships mentioned and, to the extent any of the respective contracts is material, file it as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

The Selling Stockholders and Plan of Distribution, page 45
6. We note your responses to our prior Comment 20 in which we asked you to identify the natural persons having investment and voting power over the securities and name any broker-dealer selling stockholders as underwriters. Upon obtaining the information you are compiling regarding the issues raised, please comply fully with these comments.



Beijing-Med Pharm Corporation and Subsidiary

December 31, 2004 Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Significant Accounting Policies

Revenue Recognition, F-6

7. Based on your response to our comment number 23, it appears that product returns reduce commission revenues. Please revise your revenue recognition policy to disclose your accounting treatment for product returns that reduce commission revenues to support your policy for recognizing revenue upon delivery by the distributor.

Earnings Per Share, F-7

8. We note your response to our comment number 24. However, it is still unclear as to how the Company considered the need to reflect the nominal shares issued as outstanding for all periods presented was considered. Please provide to us Management`s analysis of why a retroactive restatement of earnings per share data for all periods presented was not necessary. Cite any authoritative literature used in your determination.

Note 2. Acquisitions, F-7

9. We have read your May 13, 2005 response to comment 25 of our May
4, 2005 letter. We reiterate that as we do not believe your response addresses our comment in that the disclosure was not expanded as requested and your response does not address all the points in our comment.

Beijing Wanwei Pharmaceutical Co., Ltd.

December 31, 2004 Financial Statements

Notes to the Financial Statements

10. We have read your May 13, 2005 response to comment 26 of our May
4, 2005 letter and, because of the last two sentences of your response, request that you clarify for us whether Wanwei`s parent incurs any expenses on Wanwei`s behalf and, if so, revise Wanwei`s financial statements so that they reflect the expenses.

8. Segment Information, page F-21

11. We note your response to our comment number 27 that you do not review by therapeutic category. Please tell us more specifically why it is impracticable to provide disclosure of revenues by product or group of similar products as required by paragraph 37 of FAS 131. Please revise your disclosure to disclose why you have excluded disclosure of revenue by product or group of similar products as required by paragraph 37 of FAS 131.

Pro Forma Financial Statements, F-25 through F-28

12. We note your response to our comment number 30, but are still unclear as to why no intangible assets were recognized. Please provide us with your analysis of the separately identifiable intangible assets discussed in paragraph A14 of SFAS 141, and support your decision not to separate them from goodwill.
*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Tabitha Akins at (202) 551-3658 or James
Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 551-3612 or me at (202) 551-3710 with any other questions.




      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	Joanne Soslow, Esq.
	Morgan, Lewis & Bockius
	1701 Market Street
	Philadelphia, PA 19103

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